Exhibit 99.6

Canada Southern Petroleum Ltd.

Certification Required by Rule 13a-14(b) and Section 1350 of

Chapter 63 of Title 18 of the United States Code

In connection with the report of Canada Southern Petroleum Ltd. (the "Company") on Form 40-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, John W. A. McDonald, Chief Executive Officer of the Company and Randy L. Denecky, Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

“Randy L. Denecky”

“John W.A. McDonald”

Randy L. Denecky

John W. A. McDonald

Vice President, Finance and

President and Chief Executive Officer

Chief Financial Officer

Date:  March 22, 2006